

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

Via E-mail
Daniel M. Wallach
Chief Executive Officer
Shepherd's Finance, LLC
12627 San Jose Blvd., Suite 203
Jacksonville, FL 32223

> **Re: Shepherd's Finance, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 6, 2015**
> **File No. 333-203707**

Dear Mr. Wallach:

   We have reviewed your amended registration statement and response letter dated July 6, 2015 and have the following comments.

Prospectus Cover Page

1. We note your response and revised disclosure in response to comment four. Please revise your disclosure to include the information in the Q&A under "What are the proposed terms of the Notes you are offering?" in the second paragraph of your prospectus cover page.

2. We note your response to comment five. We have also reviewed the supplemental materials you provided in response to our comment five. It is not readily apparent, however, why the materials included in pages 28 through 39 would not constitute a free writing prospectus subject to the requirements of Rule 433 under the Securities Act. We note that the nature of the information contained in those materials exceed the scope of permissible communications not deemed a prospectus under Securities Act Rule 134. Please advise. For additional guidance, please also refer to Question 232.07 of Securities Act Rules Compliance and Disclosure Interpretations.

Please contact Erin Purnell, Staff Attorney, at 202-551-3454 or me at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc: <u>Via E-mail</u>
        Michael Rafter
        Nelson Mullins Riley & Scarborough LLP